NETWORK-1 TECHNOLOGIES, INC.

Filed Pursuant to Rule 424(b)(3)
Registration No. 333-190719

PROSPECTUS SUPPLEMENT NO. 5
(To Prospectus dated April 30, 2014)

This is a prospectus supplement to our prospectus dated April 30, 2014 (the “Prospectus”) relating to the resale from time to time by selling stockholders of up to 6,079,186 shares of our common stock, including shares issuable upon exercise of outstanding warrants.  On June 5, 2014, we filed with the Securities and Exchange Commission a Current Report on Form 8-K.  The text of the Current Report on Form 8-K is attached to and a part of this supplement.

This prospectus supplement should be read in conjunction with the Prospectus and may not be delivered or utilized without the Prospectus.  This prospectus supplement is qualified by reference to the Prospectus, except to the extent that the information provided by this prospectus supplement supersedes the information contained in the Prospectus.

The securities offered by the Prospectus involve a high degree of risk.  You should carefully consider the “Risk Factors” referenced on pages 7-17 of the Prospectus in determining whether to purchase the common stock.

The date of this prospectus supplement is June 5, 2014.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

_______________________

Form 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):       June 3, 2014

Network-1 Technologies, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-15288	11-3027591

(State or other jurisdiction	(Commission	(IRS Employer
of incorporation)	File Number)	Identification No.)

445 Park Avenue, Suite 912, New York, New York 10022

(Address of principal executive offices)

Registrant’s telephone number, including area code:  (212) 829-5770

N/A

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐  Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐  Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐  Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐  Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01       Other Events.

On June 3, 2014 the Board of Directors of Network-1 Technologies, Inc. (the “Company”) approved an increase to its previously announced share repurchase program pursuant to Rule 10(b)-18 permitting the Company to repurchase up to an additional $5,000,000 of shares of the Company’s common stock over the next 12 months (for a total of up to $12,000,000 since inception of the program in August 2011).  A copy of the press release issued by Network-1 is attached hereto as Exhibit 99.1.

Item 9.01       Financial Statements and Exhibits

(c)           Exhibits

Exhibit No.	Description

99.1	Press Release dated June 4, 2014

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

NETWORK-1 TECHNOLOGIES, INC.

Dated: June 5, 2014	By:	/s/ Corey M. Horowitz
Name: Corey M. Horowitz
Title: Chairman & Chief Executive Officer

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EXHIBIT 99.1

FOR IMMEDIATE RELEASE

Corey M. Horowitz, Chairman and CEO
Network-1 Technologies, Inc.
(212) 829-5770

Network-1 Increases its Share Repurchase Program

New York, New York June 4, 2014 - Network-1 Technologies, Inc. (the "Company" or “Network-1”) (OTCBB: NTIP) announced today that its Board of Directors has authorized an increase to its previously announced share repurchase program pursuant to Rule 10(b)-18 permitting the Company to repurchase up to an additional $5,000,000 in shares of the Company's common stock over the next twelve months (for a total of up to $12,000,000 since inception of the program in August 2011). The Company had previously announced three increases in its share repurchase program (which was initially established at $2,000,000) totaling $5,000,000. To date, the Company has repurchased approximately 4,250,000 shares under its program at an average price of $1.37 per share.

The common stock may be repurchased from time to time in open market transactions or privately negotiated transactions in the Company's discretion. The timing and amount of shares repurchased will be determined by the Company's management based on its evaluation of market conditions and other factors. The share repurchase program may be increased, suspended or discontinued at any time.

 "We are very pleased to announce yet another increase to our repurchase program to benefit shareholders at a time when we believe our stock is undervalued,” said Corey M. Horowitz, Chairman and CEO of Network-1.  "This, our third increase of our share repurchase program, reflects our confidence in the long-term potential for Network-1 and our commitment to increasing shareholder value," he added.

The increase in the share repurchase program was approved by the Company’s Board of Directors as part of its ongoing consideration of alternative methods to take advantage of the Company’s strong cash position. The Board of Directors believes that increasing the share repurchase program at this time is in the best interests of the Company and its shareholders, and will not impact the Company’s ability to execute its growth plans.

ABOUT NETWORK-1 TECHNOLOGIES, INC.

Network-1 Technologies, Inc. is engaged in the development, licensing and protection of its intellectual property and proprietary technologies.  Network-1 works with inventors and patent owners to assist in the development and monetization of their patented technologies. It currently owns twenty-one (21) patents covering various telecommunications and data networking technologies as well as technologies relating to document stream operating systems and the identification of media content.  Network-1’s strategy is to focus on acquiring and developing high quality patents which management believes have the potential to generate significant licensing opportunities as Network-1 has achieved with respect to its Remote Power Patent.  Network-1’s Remote Power Patent has generated licensing revenue in excess of $60 million.  Network-1 currently has sixteen (16) license agreements with respect to its Remote Power Patent, which include, among others, license agreements with Cisco Systems, Inc., Cisco Linksys, Inc., Extreme Networks, Inc., Netgear Inc., Motorola Solutions, Inc., Allied Telesis, Inc., NEC Corporation and several other data networking vendors.  The Remote Power Patent covers the remote delivery of power over Ethernet networks.  The Remote Power Patent was granted by the U.S. Office of Patents and Trademarks on April 21, 2001 and expires on March 11, 2020.

This release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements address future events and conditions concerning Network-1’s business plans. Such statements are subject to a number of risk factors and uncertainties as disclosed in the Network-1’s Annual Report on Form 10-K for the year ended December 31, 2013 and its Quarterly Report on Form 10-Q for the three months ended March 31, 2014 including, among others, the continued validity of Network-1’s Remote Power Patent, the ability of Network-1 to successfully execute its strategy to acquire high quality patents with significant licensing opportunities, Network-1's ability to achieve revenue and profits from the Mirror Worlds Patent Portfolio and the Cox Patent Portfolio as well as intellectual property it may acquire in the future, the ability of Network-1 to enter into additional license agreements, the ability of Network-1 to continue to receive material royalties from its existing license agreements for its Remote Power Patent, the uncertainty of patent litigation, risks related to the reexamination proceeding involving Network-1’s Remote Power Patent pending at the United States Patent and Trademark Office, the difficulty in Network-1 verifying royalty amounts owed to it by its licensees, Network-1's ability to enter into strategic relationships with third parties to license or otherwise monetize their intellectual property, the continued viability of the PoE market, future economic conditions and technology changes and legislative, regulatory and competitive developments. Except as otherwise required to be disclosed in periodic reports, Network-1 expressly disclaims any future obligation or undertaking to update or revise any forward-looking statement contained herein.

Corey M. Horowitz, Chairman and CEO
Network-1 Technologies, Inc.
(212) 829-5770